UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 23, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 23 March 2023 entitled ‘Completion of Co-Control Partnership for Vantage Towers’.

23 March 2023

Completion of Co-Control Partnership for Vantage Towers

Vodafone Group Plc (“Vodafone”) announces the completion of its co-control partnership for Vantage Towers AG (“Vantage Towers”) with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (together the “Consortium”).

Reflecting the final take-up in the connected voluntary takeover offer, the co-control partnership – Oak Holdings GmbH (“Oak Holdings”) – will own 89.3% of Vantage Towers. Vodafone has received initial net cash proceeds of €4.9 billion and now holds a 64% shareholding in Oak Holdings. The Consortium continues to progress its fundraising process, targeting to increase its ownership of Oak Holdings up to a maximum of 50% by 30 June 2023, which would result in total net proceeds to Vodafone of up to €6.6 billion.

Oak Holdings and Vantage Towers have reached an agreement on a domination and profit and loss transfer agreement which is in particular subject to the approval of Vantage Towers shareholders which shall be resolved upon in an extraordinary General Meeting on 5 May 2023.

In addition, Oak Holdings notes that Vantage Towers has resolved to redeem its outstanding bonds with a nominal value of €2.2 billion. Oak Holdings confirms that it has sufficient debt facilities in place to enable Vantage Towers to repay these bonds in full.

As announced by Oak Holdings on 20 March 2023, Oak Holdings and Vantage Towers have entered into an agreement to de-list the shares of Vantage Towers. Oak Holdings will make a delisting acquisition offer to all Vantage Towers shareholders at €32 per share.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 20 countries, and partners with mobile networks in 47 more. As of 31 December 2022, we had over 330 million mobile customers, more than 28 million fixed broadband customers, and 21 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting over 155 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. It is the region’s largest fintech platform, providing access to financial services for more than 58 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 23, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary